Exhibit 99.15

CONSENT

TO:	United States Securities and Exchange Commission

Alexco Resource Corp.

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	Technical Information in Annual Information Form

Reference is made to the annual information form of the Company for the year ended December 31, 2016 (the “AIF”).

I consent to being named as a qualified person in the AIF and authorize the use of the information represented in the AIF as having been prepared by me or under my supervision. I confirm that I have read the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are: (i) derived from the information represented in the AIF as having been prepared by me or under my supervision; or (ii) within my knowledge as a result of the services performed by me in connection with such information.

I consent to the use of my name and the incorporation by reference in the Company’s Form 40-F and Form F-10 (File No. 333-212578) of the AIF.

Dated this 29th day of March, 2017.

Yours truly,

Scott Smith, P.Eng